UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016
Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

EXHIBIT LIST

Exhibit	Description

99.1	Amended and Restated Limited Partnership Agreement of Brookfield Business Partners L.P.

99.2	Registration Rights Agreement by and between Brookfield Business Partners L.P. and Brookfield Asset Management Inc.

99.3	Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Business Partners L.P., and other parties thereto.

99.4	Amended and Restated Limited Partnership Agreement of Brookfield Business L.P.

99.5	Relationship Agreement among Brookfield Business Partners L.P. and Brookfield Asset Management Inc.

99.6

Credit Agreement between Brookfield Business L.P., Brookfield BBP Canada Holdings Inc., Brookfield BBP Bermuda Holdings Limited, Brookfield BBP US Holdings Corporation and the other borrowers thereto and BPEG US Inc., as lender.

99.7	Voting Agreement, between Brookfield Asset Management Inc., Brookfield CanGP Limited, Brookfield Canada GP L.P. and Brookfield BBP Canada Holdings Inc.

99.8	Trade-mark Sub-license Agreement between Brookfield Asset Management Holdings Ltd., Brookfield Business Partners L.P., and Brookfield Business L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date: June 22, 2016	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary